Covanta Holding Corporation

Timothy J. Simpson
Senior Vice President and
General Counsel
40 Lane Road
Fairfield, NJ 07004
Tel: 973-882-7308
September 26, 2007
VIA EDGAR
Mr. William Choi
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
Commission File No. 1-06732
Dear Mr. Choi:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006 of Covanta Holding Corporation (the “Company”) and Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007 of the Company in the letter dated September 17, 2007 (the “Comment Letter”), addressed to Mark A. Pytosh, Senior Vice President and Chief Financial Officer of the Company.
     On behalf of the Company, I am writing to respond to the Comment Letter. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, and have provided our responses immediately following each comment.
Form 10-K for the Fiscal year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42.
Results of Operations — Year Ended December 31, 2006 vs. Year Ended December 31, 2005, page 49.
General
1.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose on page 53 that the increase in reported revenues from energy-from-waste projects for the year ended December 31, 2006 as compared to 2005 pro forma revenues was driven by higher volumes of waste handled and favorable pricing. To the extent practicable, please quantify the extent to which the change is attributable to each factor. Please

Mr. William Choi
Securities and Exchange Commission
September 26, 2007

note that our comment has not been limited to the example provided. See Item 303(a) of Regulations S-K and SEC Release No. 33-8350.
RESPONSE
The Company will provide more detailed disclosures in future filings, to the extent practicable, that will quantify the impact of business reasons that contributed to material period-to-period changes to financial statement line items, to the extent that they are necessary for an understanding of its business and results of operations.
Liquidity and Capital Resources, page 66.
2006 Cash Flow, page 69.
Waste and Energy Services Segment, page 70.
2.	Please revise future filings to expand your analysis of historical cash flows. Your discussion should focus on the primary drivers and material factors necessary to an understanding of your cash flows. For example, you indicate that the increase in cash flows from operating activities was primarily due to operations acquired in the ARC Holdings acquisition, but you have not quantified the amount. Further, please provide additional discussion and analysis of other material factors, as applicable. Refer to section IV (B) of SEC Release No. 33-8350.
RESPONSE
The Company will provide more detailed disclosures in future filings, to the extent practicable, that will quantify the primary drivers and material factors that impacted its historical cash flows, to the extent that they are necessary for an understanding of its cash flows.
Note 1. Organization and Summary of Significant Accounting Policies, page 96.
Waste and Energy Services, page 99.
Revenues, page 99.
3.	You state that “fees earned for processing waste in excess of service agreement requirements are recognized as revenue beginning in the period when [you] process waste in excess of the contractually stated requirements.” Please tell us and expand your disclosure to provide more details regarding the nature of these arrangements. In your response, please support the basis for your conclusion that all the revenue recognition criteria detailed in SAB Topic 13:1 have been met. Specifically address whether an arrangement exists for the provision of these “excess” services and whether collectibility of the related fees is reasonably assured.
RESPONSE
In response to the Staff’s comment we advise the Staff that the Company is party to service agreements with third parties to accept and process waste at its facilities. These service agreements include stated fixed fees earned by the Company for processing waste up to certain base contractual amounts during specified periods. These service agreements also set forth the per ton fees that are payable if the Company accepts waste in excess of the base contractual amounts. At the time that the excess waste is accepted for processing, the Company believes that collectibility is reasonably assured for the reasons set forth below, and therefore is recognized as revenue. The Company will provide more detailed disclosure in future filings regarding these contractual arrangements, consistent with the foregoing.

Mr. William Choi
Securities and Exchange Commission
September 26, 2007

The table presented below sets forth the revenue recognition criteria specified in SAB Topic 13:1 and the Company’s basis for its conclusion with respect to each recognition criterion.

Topic 13: 1 Criteria	Basis for Conclusion
Persuasive evidence of an arrangement exists.	Written service agreements exist that specifically address payment with respect to waste in excess of a specified amount.

Delivery has occurred or services have been rendered.	Service has been rendered when the waste in excess of the amount specified in the service agreement is accepted at one of the Company’s facilities.

The seller’s price to the buyer is fixed or determinable.	The price to the buyer for waste in excess of the amount specified is specifically addressed in the service agreement.

Collectibility is reasonably assured.	When waste in excess of the amount specified in the service agreement is accepted at a facility, a sale has occurred in the ordinary course of business and there are no circumstances that would point to collection of the sales price not being reasonably assured. The fact that the Company has both a continuing arrangement with these customers through long term service agreements, and a history of receiving fees from these customers for the excess waste accepted, point to a reasonable assurance of collectibility of this fee.

Note 29. Related-Party Transactions, page 153.
4.	We note from your disclosure on page 154 that during the years ended December 31, 2006, 2005 and 2004, you collected $26.9 million, $29.5 million and $34.7 million, respectively, from Quezon for the operation and maintenance of its coal-fired electricity generation facility. Tell us how you account for profits on these transactions. Tell us whether some, all or none of the profit is eliminated in applying the equity method. Describe your consideration of AIN-APB 18 and support that your accounting complies with GAAP. Please expand your disclosure in future filings to describe how profits on transactions with this investee are accounted for in your financial statements and provide the disclosure required by Rule 4-08(k) of Regulations S-X.
RESPONSE
The Company has an indirect 26% ownership interest in Quezon Power Inc. (“Quezon”). Profits earned under the terms of the Operation and Maintenance Agreement (“O&M Agreement”) between the Company’s wholly owned subsidiary Covanta Energy Corporation and Quezon are recognized in revenue when earned, with partial elimination being made in order to comply with the guidance of paragraph 19(a) of AIN-APB 18, which states:
Intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated.
Accordingly, 26% of the net income of Quezon is reflected in the Company’s Statement of Income and as such 26% of the revenue earned under the terms of the O&M Agreement is eliminated against Equity in Net Income from Unconsolidated Investments.
The Company will enhance its disclosure in future filings to indicate how profits on transactions with equity investments are accounted for in the Company’s financial statements and are consistent with the disclosure requirements of Rule 4-08(k) of Regulation S-X.

Mr. William Choi
Securities and Exchange Commission
September 26, 2007

Quezon Power, Inc. Consolidated financial Statements, page F-1.
Report of Independent Registered Public Accounting Firm, page F-2.
5.	We note that report of the auditors of Quezon Power, Inc. does not include the name of their audit firm and a conformed signature. Therefore the report does not fully comply with Article 2 of Regulation S-X. Please confirm, if true, that Quezon Power, Inc. did obtain a signed audit opinion from its auditors on the financial statements included in your filing. If so, please ensure that the audit report of the financial statements included in future filings includes the name of the audit firm and a conformed signature.
RESPONSE
The Company confirms that Quezon Power, Inc. did obtain a signed audit opinion from SGV & Co, which is a member practice of Ernst & Young Global, on the financial statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2006. The Company will ensure that the audit report of all financial statements included in its future filings include the name of the audit firm and a conformed signature.
The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings, including our Form 10-Q for the quarter ended September 30, 2007, and our Form 10-K for the fiscal year ended December 31, 2007. Please call the undersigned at (973) 882-7308 should you require further information or have any questions regarding this submission.

Very truly yours,
/s/ Timothy J. Simpson
Timothy J. Simpson Senior Vice President and General Counsel

cc:	Anthony J. Orlando, President and Chief Executive Officer
Mark A. Pytosh, Senior Vice President and Chief Financial Officer
Thomas E. Bucks, Vice President and Chief Accounting Officer
John Beatrice, Ernst & Young LLP